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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  SOHU.COM INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)

                                    83408W103
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                                 (CUSIP Number)

                                October 11, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 83408W103

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      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only). Jayhawk China Fund (Cayman), Ltd. (Tax I.D. #: 98-0170144)

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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)  ...............................................................
            (b)  ...............................................................

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      3.    SEC Use Only  ......................................................

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      4.    Citizenship or Place of Organization: Cayman Islands

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                5.  Sole Voting Power - 0
Number of
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Shares
Beneficially    6.  Shared Voting Power  - 2,045,100 as of December 31, 2002*
Owned by                                 - 2,702,800 as of October 11, 2002*
Each
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Reporting
Person          7.  Sole Dispositive Power - 0
With
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                8.  Shared Dispositive Power - 2,045,100 as of December 31,2002*
                                             - 2,702,800 as of October 11, 2002*

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      9.    Aggregate Amount Beneficially Owned by Each Reporting Person
            - 2,045,100 as of December 31, 2002: 2,702,800 as of October 11,
            2002*

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    10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

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         Percent of Class Represented by Amount in Row (9): 5.92% as of December
         31, 2002. (The foregoing percentage is calculated based on the 34,558,349 shares of Common Stock reported to be outstanding as of
    11. November 14, 2002 in the Quarterly Report of Form 10-Q of Sohu.com Inc. for the quarter ended September 30, 2002.)
         7.57 % as of October 11, 2002. (The foregoing percentage is calculated based on the 35,699,721 shares of Common Stock reported to be outstanding as of August 13, 2002 in the Quarterly Report of Form 10-Q of Sohu.com Inc. for the quarter ended June 30, 2002.)*

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    12.  Type of Reporting Person: OO - Limited Liability Company under the Laws of the Cayman Islands

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* See Items 4(a), 4(b) and 6 below for further explanation.

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Item 1.
       (a)  Name of Issuer - Sohu.com Inc.

       (b) Address of Issuer's Principal Executive Offices - 7 Jianguomen Nei Avenue, Suite 1519, Tower 2, Bright China Chang An Building, Beijing 100005, People's Republic of China.

Item 2.
       (a) Name of Person Filing - Jayhawk China Fund (Cayman), Ltd., a limited liability company under the laws of the Cayman Islands.

       (b) Address of Principal Business Office or, if none, Residence - 8201 Mission Road, Suite 110, Prairie Village, Kansas 66208

       (c)  Citizenship - Cayman Islands

       (d)  Title of Class of Securities - Common Stock, $.001 par value

       (e)  CUSIP Number - 83408W103

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Item 3.  If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2
         (b) or (c), check whether the person filing is a:

         (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)  [_]  Bank as defined in section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

         (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e)  [_]  An investment adviser in accordance with
                   (S)240.13d-1(b)(1)(ii)(E);

         (f)  [_]  An employee benefit plan or endowment fund in accordance with
                   (S)240.13d-1(b)(1)(ii)(F);

         (g)  [_]  A parent holding company or control person in accordance with
                   (S)240.13d-1(b)(1)(ii)(G);

         (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a) Amount beneficially owned: Jayhawk China Fund (Cayman), Ltd. is the beneficial owner, as of December 31, 2002, of 2,045,100 shares of Sohu.com Inc.

              As of October 11, 2002, Jayhawk China Fund (Cayman), Ltd. was the beneficial owner of 2,702,800 of shares of Sohu.com Inc. This was the first time its holdings exceeded 5% of the company's outstanding shares. Jayhawk Capital Management, L.L.C. is the General Partner and/or Manager and/or Investment Advisor for Jayhawk

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              China Fund (Cayman), Ltd. On October 15, 2002, Jayhawk Capital
              Management filed a 13G pertaining to Sohu.com Inc. based upon its position as General Partner and/or Manager and/or Investment Advisor for Jayhawk China Fund (Cayman), Ltd. and Lucky Henry, L.P. As of October 11, 2002, as disclosed in the 13G, Jayhawk Capital Management was the beneficial owner of 2,739,700 Shares of Sohu.com Inc., with 2,702,800 shares held by Jayhawk China Fund (Cayman), Ltd. and 36,000 shares held by Lucky Henry, L.P. At the time of the 13 G filing of Jayhawk Capital Management, L.L.C. on October 15, 2002, it was not believed that a separate filing was required by Jayhawk China Fund (Cayman), Ltd. Recognizing that a separate filing in its own name may be appropriate, and with year end holdings still exceeding 5% of the outstanding shares of Sohu.com Inc., this 13G is hereby filed.

              (b) Percent of class: 5.92% as of December 31, 2002. (The foregoing percentage is calculated based on the 34,558,349 shares of Common Stock reported to be outstanding as of November 14, 2002 in the Quarterly Report of Form 10-Q of Sohu.com Inc. for the quarter ended September 30, 2002.)

              7.57 % as of October 11, 2002. (The foregoing percentage is calculated based on the 35,699,721 shares of Common Stock reported to be outstanding as of August 13, 2002 in the Quarterly Report of Form 10-Q of Sohu.com Inc. for the quarter ended June 30, 2002.) As of October 11, 2002, Jayhawk China Fund (Cayman), Ltd. was the beneficial owner of 2,702,800 of shares of Sohu.com Inc. This was the first time its holdings exceeded 5% of the company's outstanding shares. Jayhawk Capital Management, L.L.C. is the General Partner and/or Manager and/or Investment Advisor for Jayhawk China Fund (Cayman), Ltd. On October 15, 2002, Jayhawk Capital Management filed a 13G pertaining to Sohu.com Inc. based upon its position as General Partner and/or Manager and/or Investment Advisor for Jayhawk China Fund (Cayman), Ltd. and Lucky Henry, L.P. As of October 11, 2002, as disclosed in the 13G, Jayhawk Capital Management was the beneficial owner of 2,739,700 Shares of Sohu.com Inc., with 2,702,800 shares held by Jayhawk China Fund (Cayman), Ltd. and 36,000 shares held by Lucky Henry, L.P. At the time of the 13G filing of Jayhawk Capital Management, L.L.C. on October 15, 2002, it was not believed that a separate filing was required by Jayhawk China Fund (Cayman), Ltd. Recognizing that a separate filing in its own name may be appropriate, and with year end holdings still exceeding 5% of the outstanding shares of Sohu.com Inc., this 13G is hereby filed.

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              (c)  Number of shares as to which the person has:

                   (i)    Sole power to vote or to direct the vote - 0.

                   (ii) Shared power to vote or to direct the vote - 2,045,100 as of December 31, 2002: 2,702,800 as of October 11, 2002.

                   (iii)  Sole power to dispose or to direct the disposition of
                          - 0

                   (iv) Shared power to dispose or to direct the disposition of - 2,045,100 as of December 31, 2002: 2,702,800 as
                          of October 11, 2002.

Item 5.  Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Jayhawk Capital Management, L.L.C. is the General Partner and/or Manager and/or Investment Advisor for Jayhawk China Fund (Cayman), Ltd. It holds the same positions for Lucky Henry, L.P., which entity is, as of December 31, 2002, the beneficial owner of 35,000 shares of Sohu.com Inc., and was as of October 11, 2002, the beneficial owner of 36,000 of Sohu.com Inc. Jayhawk Capital Management, L.L.C. has filed a year-end 13G/A as to its beneficial ownership interests in Sohu.com Inc. shares held by Jayhawk China Fund (Cayman), Ltd. and Lucky Henry, L.P.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

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Item 9.  Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            January 23, 2003
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                                                  Date

                                    JAYHAWK CHINA FUND (CAYMAN), Ltd

                                     By: /s/ Kent Charles McCarthy
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                                              Signature

                                     Name: Kent Charles McCarthy

                        Title: Managing Member of Jayhawk Capital Management, L.L.C., Manager and/or General Partner and/or Investment Advisor for Jayhawk China Fund (Cayman), Ltd.